Exhibit 99.1

September 6th, 2016

Summary of Position Statement of Shareholders

of

Biondvax Pharmaceuticals Ltd.

Dear Members of the Board of Directors,

Attached please find the undersigned's Position Statement to issues for resolution in the Company's Shareholders' Meeting, scheduled for September 22, 2016.

We believe that the arguments raised in the attached Position Statement accurately reflect the interests of the Company, and the adoption thereof and compliance therewith are fundamental to its welfare and the protection of the legitimate interests of its Shareholders.

You are kindly requested and urged to carefully read through our Position Statement and independently investigate the arguments raised therein.

We wish to remind you that under Article 265(a) of the Companies Law, every director has "the right to inspect the documents and records of the company and to receive copies thereof...to the extent required for the fulfillment of his duties as a director".

Moreover, Article 266(a) of the Companies Law provides that "For the purpose of performing his functions, a director may, in special cases, receive professional advice at the company's expense...".

It is our firm opinion that, not only is it your right to do so, but under the circumstances you are obliged to do so. We therefore urge you to independently select and employ professional independent advisers to obtain independent advice on the complex matters herein and evaluate such issues in a non-bias manner, as expected from the Board.

In a nutshell, the following statements are included in the attached Position Statement:

●	Section 2 below: The Company is to provide additional information;

●	Section 3 below: the Appointment of a designated person who will use the discretionary proxy is illegal and amounts to a breach of duties by the Board.

●	Section 4 below: The power to appoint the person who will hold the Proxy vests solely with the Shareholders of the Company and not the Board or Management.

●	Section 5 below: The Company is to refrain from appointing a proxy due to substantial shareholders opposition and other reasons.

●	Section 6 below: At any event, the person appointed by way of proxy is a "control holder" and his votes should be disregarded according to the Companies Law.

●	Section 7 below: We opposed the appointment of Mrs. Brickman to the Board of Directors of the Company and support the appointment of Mr. Ori Mor.

●	Section 9 below: We oppose the extension of the employment and service agreements of Mr. Babecoff for a period of 7 years.

●	Section 10 below: We oppose the amendment of the Company's Compensation Policy.

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September 6th, 2016

BY EMAIL, FAX AND MAIL

Biondvax Pharmaceuticals Ltd.

14 Einstein St., P.O. Box 4143

Ness Ziona 7414002

ISRAEL

The following Position Statement is addressed personally to the following Members of the Board of Directors of BiondVax Pharmaceuticals Ltd. (the "Company"), to the Company's managerial team and to the Company, itself.

TO THE PERSONAL ATTENTION OF:

Prof. Avner Rotman	Mr. Jack Rosen	Prof. George Lowell
Chairman	Board Member	Board Member

Adv. Irit Ben Ami	Prof. Liora Katzenstein	Dr. Ron Babecoff
External Director, Head of	External Director, Member of	CEO, President and
Compensation Committee	Compensation Committee	Director

Mrs. Michal Marom Brickman
Director, Member of
Compensation Committee

Re: Shareholders' Position Statement - Notice of Shareholders' Meeting Sept. 22, 2016

We, the undersigned, holders of Shares of the Company, hereby provide our Position Statement in accordance with Section 88(b) of the Israeli Companies Law 5759-1999 (the "Companies Law") regarding the above mentioned Notice and the issues to be resolved during the Annual General Meeting scheduled for September 22, 2016 and any adjournment thereof (the "Shareholders' Meeting"), all as follows:

1.	Reference is hereby made both to the Notice issued to the Shareholders of the Company in the Hebrew language (the "TASE Notice") and to the Notice and Proxy Statement in the English language appended to Form 6-K filed by Company (the "ADS Notice") with respect to aforementioned Shareholders' Meeting.

2.	Failure to disclose Material Information: Prior to addressing the matters on the agenda of the Shareholders' Meeting, it is hereby noted that the Company has failed to disclose in the Company's filings or otherwise material information, including without limitation, the following:

2.1.	Improper Disclosure of the Proxy Statement: Failure to properly disclose to the Shareholders of the Company that under the terms of the Depositary Agreement among the Company and BNY Mellon ("BNY Mellon"), which acts as a Depositary, BNY Mellon may give a discretionary proxy to a person designated by the Company, which effectively means that the Board of Directors of the Company, will receive a de facto power and ability to control resolutions of the Shareholders' Meetings, which appear to be on the surface of things, as an infringement of Shareholders' rights.

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Furthermore, when preparing this Position Statement we were astonished to learn that over 73 Million Shares have voted in the shareholders meeting dated 27.7.2015 (compared with an average vote of approximately 12 Million in previous resolutions). It is therefore our suspicion that the Company has already made use of the ADS proxy and we contest the legality of said resolution as well as the outcome thereof, if indeed the proxy has been used as aforesaid.

In addition, we hereby request to receive information from the Board of Directors of the Company on the following issues relating separately both to the shareholders' meeting dated 27.7.2016 and to the Shareholders' Meeting scheduled for 22.9.2016:

2.1.1.	Was the Board of Directors aware of such severe and harsh proxy instrument?

2.1.2.	1f so, when did each of the Directors of the Board of Directors become actually aware of such irregular and severe proxy instrument?

2.1.3.	Has the Board of Directors decide to appoint a person by way of proxy?

2.1.4.	1f so, what were the considerations taken into account when selecting the said person and how did the Board of Directors verify that such person will best serve the interests of all Shareholders and of the ADS Holders which are to be voted?

2.1.5.	What are the measures that BNY Mellon has taken to assure that the person appointed by way of proxy truly acts as a fiduciary in favor of (a) the holders of the ADSs as a group; and (b) all Shareholders of the Company, including the undersigned?

2.1.6.	What are the measures that the Directors have taken to assure that the person appointed (or to be appointed) by way of proxy truly acts as a fiduciary in favor of (a) the holders of the ADSs as a group; and (b) all Shareholders of the Company, including the undersigned and complies with the duties of the Directors towards the Company and towards its Shareholders, including the undersigned?

2.1.7.	It is apparent from the TASE Notice and the ADS Notice that the fact that the Board of Directors supports all issues on the agenda and such fact is public knowledge, therefore, it is important to understand what are the measures that the Board of Directors has taken to assure that the vote of the person appointed by the proxy is (a) not bias in favor of the Board of Directors' underlying support of the issues on the agenda; and (b) will truly act on behalf and in favor of the interests of the Shareholders as a whole and the holders of ADSs in particular?

We view the above failure as unjust, illegal and a severe infringement of the duties of the Management and the Board of Directors of the Company.

Needless to say, that we oppose the actual validity of any vote which is made through the Proxy Statement, let alone the question of whether the exercise of such severe measure and tool by the Board of Directors does not amount to an infringement of the duties of the Directors towards the Company and its Shareholders, including the undersigned.

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2.2.	Improper Disclosure of the intent to use the Proxy - Failure to disclose to the Shareholders of the Company in the TASE Notice of the right to use the aforementioned proxy and the Company's intention to do so. Furthermore, the wording of the TASE Notice is so vague on this issue and is mentioned in passing by simply referring to the "Proxy Statement Document" (Section 5 of Part 1 of the TASE Notice). Such vague and misleading reference to such a harsh measure is unreasonable, to say the least, and a reasonable shareholder is lead to believe that the abovementioned reference refers to his own ability to vote his shares by way of proxy (as is customary) rather than a severe and harsh tool handed to the Board of Directors of the Company to effectively control the Shareholders' Meetings is direct contradiction to all possible legal principles of corporate governance.

We view the above as unjust, illegal and a severe infringement of the duties of the Management and the Board of Directors of the Company.

2.3.	Failure to properly disclose the precise and full terms of employment of Mr. Babecoff and/or his Service Company with the Company.

2.3.1.	Section 3.9 of the TASE Notice and Proposal 8 of the ADS Notice call for the approval of the extension for an additional period of 7 years of his employment, whereby "other terms and conditions shall be identical to the current terms and condition of the current service agreement with Dr. Babecoff."

2.3.2.	The ADS Notice indicated that further information relating to Mr. Babecoff's compensation may be found in item 6 of the 2015 Annual Report and the TASE Notice merely indicated that the extension of Mr. Babecoff's employment contract will be done under "the same terms".

2.3.3.	In fact, other reports issued by the Company indicate by way of reference that Mr. Babecoff's terms of employment remain the same, however, it is actually difficult, if not impossible to trace those actual "same terms", thus leaving the undersigned and the shareholders, as a group, with lack of knowledge and uncertainty as to the question: what exactly are the terms of employment of the Company's CEO, Mr. Babecoff.

2.3.4.	Furthermore, it appears that Mr. Babecoff was awarded at a certain stage a built in mechanism of an annual 5% increment to his salary. It is unclear whether such provision still exists in his employment contract/service contract, such that the reference to the "same terms of employment" include such automatic increment to his salary, or other such "built in" mechanisms which supposedly override the need to obtain Shareholder approvals each time such mechanism kicks in.

2.3.5.	In view of the above, the actual employment terms and salary of Mr. Babecoff is unclear and therefore it is impossible for the undersigned to approve the extension of Mr. Babecoff's employment Agreement under the "same terms", when in fact those terms are unclear and were not released to the public.

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2.3.6.	Furthermore, it appears that Mr. Babecoff's salary and overall terms of employment is extremely high and unreasonable, even if one assumes that there is no 5% "built in" increment mechanism to his salary. In this sense, we would like to pinpoint the following:

2.3.6.1.	The Compensation Committee and the Board of Directors are hereby requested to provide full and complete disclosure of the current terms and conditions of the employment of Mr. Babecoff and to avoid ambiguities on the matter by way of backdating references to other documents. More precisely, we request the Board of Directors to fully disclose the actual employment contract/Service Agreement and appendices thereto, prior to the Shareholders' Meeting.

2.3.6.2.	The Compensation Committee and the Board of Directors are hereby requested to provide detailed reasoning for the recommendation of the Compensation Committee and of the Board of Directors of the Company to vote in favor of each of these matters, including without limitation, comparative information regarding the compensation payable to executives in other similar companies and/or the economical or other opinions received by the Board of Directors in this respect, etc. The Board of Directors is requested to receive a comprehensive study of all similar companies and avoid an unwanted and disturbing process of "cherry picking" only those examples which support the terms. The Compensation Committee and the Board of Directors are hereby requested to show the above figures and documentation relating to the Shareholders resolution dated 27.7.2015, especially in light of the fact that reference to the extension of Mr. Babecoff's employment agreement is "under the same terms" which served the basis of the approval of the Board in the past.

2.3.6.3.	The Board of Directors is further requested to take into consideration other parameters relevant to the terms of employment of Mr. Babecoff including, without limitation, the number and terms of the options which were granted to Mr. Babecoff, the possibility that additional options might be granted to him (and other Board Members) which are also being proposed for approval, the length of his termination notice period, the draconic "poison pill" provisions which are aimed to be applied to Mr. Babecoff.

2.3.6.4.	Finally, it is common knowledge that certain actions have been taken to investigate Mr. Babecoff "under warning", concerning his alleged breach of his fiduciary duties towards the Company due to "insider trading" regulations. To the best of our knowledge, it is possible that criminal court action might be brought against Mr. Babecoff and it is also possible that Mr. Babecoff might even be convicted. In view of the above, the Board of Directors is further requested to clarify and specify if it took into consideration the above problematic condition, while approving the extension of Mr. Babecoff's employment Agreement for an additional 7 year period?

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3.	The Appointment of a designated person who will use the discretionary proxy is illegal

3.1.	In addition to Sections 2.1 and 2.2 above relating to the Proxy to be used by the Company and BNY Mellon, we incidentally came across a vague indication in the TASE Notice which might insinuate to the "Proxy Statement", which is specified in greater detail in the ADS Notice.

3.2.	Although the ADS holders have certain limited rights to participate and vote in a Shareholders' Meeting, it appears that in case BNY Mellon does not receive from an ADS holder voting instructions by a specified date, BNY Mellon will deem such failure to provide instructions as purported authorization and instruction by the ADS holder to BNY Mellon to give a discretionary proxy to a person designated by the Company to vote the number of deposited securities represented by the ADSs.

3.3.	The purported attempt to "split" the right to vote into superficial segments of (a) "deemed" authorization by a silent ADS holder; and (b) to provide a proxy; and (c) to a person designated by the Company whereby (d) such appointed person will have discretionary power to vote the ADSs in the General Meeting, does not derogate from the fact that the "Company" has the overall control and ability to determine the outcome of any Shareholders Meeting. Obviously, such de facto power and ability is in direct contradiction with the most fundamental principles of corporate governance, whether under Israeli law or US law.

3.4.	Furthermore, such exercise of power cannot be defined otherwise but a severe and fundamental breach by all parties involved, including BNY Mellon, the person appointed by way of proxy, the Board of Directors, the Management of the Company and the Company itself of the most fundamental and basic principles underlying the Companies Law and Regulations.

3.5.	In addition, such exercise of power, regardless of the outcome of such vote is a sever breach of the duties of the Directors towards the Company and also towards its Shareholders, whether they be the holders of Ordinary Shares of the Company or the holders of ADSs or both groups alike.

3.6.	Furthermore, the privilege and constitutional right of a "holder" to abstain is not different in any way from his right to vote in favor of a particular matter or to vote against it. By overriding this right of a ADS holder and reviving such ADS Holder's election to passively abstain, the Board of Directors, BNY Mellon, the person appointed by way of proxy, the CEO of the Company and the Company itself are infringing such fundamental right (we are aware that certain Shareholders supporting this Position Statement are also holders of ADS shares and have made initial indications that they may instigate or participate in legal proceedings, should their rights be infringed as aforesaid).

3.7.	It is our opinion that such exercise of illegitimate power may give rise to a class action of all Shareholders, opposing Shareholders, holders of ADRs who opted not to vote (for any reason) and/or those holders of ADRs who voted.

4.	The only organ who can appoint a designated person to hold a discretionary proxy is the Shareholders in their Shareholders Meeting

4.1.	Each member of the Board of Directors, the Management of the Company, the CEO, the person to be appointed by way proxy by the Company, BNY Mellon are all hereby cautioned and made aware of the following provision of the Companies Law:

4.1.1.	Article 48 of the Companies Law provides that –

"(a)	The general meeting shall have the powers specified in Article A of Chapter 2.

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(b)	The board of directors shall have the powers specified in Article A of Chapter 3.

(c)	The general manager shall have the powers specified in Chapter 4.

4.1.2.	Article 49 of the Companies Law provided that "the board of directors may exercise any power of the company not granted to any other organ by law or by the articles of association."

4.1.3.	Article 50 of the Companies Law provides that "A company may prescribe provisions in its articles of association to the effect that the general meeting may assume powers conferred on another organ and that the powers granted to the general manager be transferred to the board of directors, for any particular matter or period of time".

4.2.	You are hereby being cautioned and made aware that whilst the general meeting may assume powers conferred on another organ, other organs of the Company, namely the Board of Directors and the CEO may not assume powers conferred on the General Meeting. Any use of the Proxy Statement directly infringes the Companies Law, amounts to sever negligence and a fundamental breach of the fiduciary duties of the office holder/member of the Board of Directors.

4.3.	Article 51. of the Companies Law provides that "the board of directors may instruct the general manager how to act in a given matter; where the general manager has not fulfilled such instruction, the board of directors may exercise the power required to fulfil the instruction in his stead, even if there is no provision for such in the articles of association."

The members of the Board of Directors are hereby requested to instruct the CEO of the Company and the Company's Management to refrain from any use of the aforementioned proxy or the appointment of a designated person.

4.4.	Article 54(a) of the Companies Law provides that "attribution of an act or intention of an organ to a company shall not derogate from the personal liability that individuals in such organ would have borne but for such attribution."

4.5.	Moreover, Article 57 enumerates the matters which are to be exclusively decided upon solely by the General Meeting; such matters include "(1)....(3) appointment of the company's auditor...(4) appointment of external directors... (5) Confirmation of acts and transactions requiring confirmation of the general meeting under the provisions of sections 255 and 268 to 275 (6) increase and reduction of the registered share capital of the company (7)...."

4.6.	Finally, you are hereby being cautioned and made aware that under Article 58 of the Companies Law, headlined "Prohibition on Stipulation", "A company may not contract out of the provisions of section 57."

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4.7.	It follows from the above, that the sole and exclusive organ who has powers to vote on matters delineated in Article 57 of the Companies Law are the majority of Shareholders in their Shareholders Meeting. The mere "split" of this power between BNY Mellon, the person receiving the proxy and the Company does not confer such rights on these entities/organs.

4.8.	Furthermore, In the Company's ADS Prospectus, page 126, it is stated as follows:

"If we ask the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs".

The reference in the Prospectus to "we" and "by us", as quoted above, clearly refers to the Company, however, it does not indicate which of the organs of the Company is entitled to exercise this power. Article 57 of the Companies Law specifically stipulates that the exercise of such powers vests with the Shareholders voting in the Shareholders Meetings, followed by Article 58 (quoted above) which states that the provisions of Article 57 are mandatory and may not be contracted out of.

4.9.	Thus, it follows from the above, that the power to appoint a person and provide him with a discretionary proxy lies with the Shareholders in their Shareholders' Meeting and not with any other entity or organ of the Company. As indicated above, we are of the opinion that the mechanism of a proxy infringes the fundamental principles and provisions of the Companies Law, however, the only interpretation which will make such mechanism legal, is if such power is provided to the Shareholders in their Shareholders' Meeting.

4.10.	It further follows from the above, that – at the most – in order to appoint a designated person who will hold the discretionary proxy, the Board of Directors were originally required to include in the TASE Notice and in the ADS Notice, yet another proposal for resolution; i.e. a resolution of the Shareholders' Meeting to appoint a designated person who will hold the discretionary proxy, and this has not been done by the Board and therefore, at any event, the Company (regardless of the organ in question) may not activate this mechanism. At any event, the Company is requested and required to refrain from any such appointment and declare that there is no intention to activate it, whether in this particular Meeting or in any subsequent meeting.

5.	The Proxy votes should be defined as votes of a "control holder" and therefore should be disregarded for all purposes

5.1.	Certain issues on the agenda require the affirmative vote of the majority of the votes, excluding the votes of a "Control Holder", as defined in the Companies Law, the votes of holders who have a "personal interest" in the matter voted upon and those who abstained.

5.2.	A Control Holder is defined in Article 268 of the Companies Law as the holder of the "Control" as such term is defined in Article 1 of the Companies Law, including a holder who holds 25% or more of the voting rights in the General Meeting. The term "Control" is further defined in Article 1 of the Companies Law as "the meaning of such term in the Israeli Securities Law 5728- 1968 (the "Securities Law"). The term "Control" is defined in Article 1 of the Securities Law as "the ability to direct the activity of a body corporate, exclusive of that ability derived only from holding the position of Director or some other post in the body corporate".

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5.3.	It is more than likely that the person appointed by the Company by way of proxy to hold a discretionary vote on behalf of the holders of ADSs who abstained, will hold a proxy granting him 25% or more of the voting rights in the General Meeting. Based on the number of shares (over 71 Million compared with an average of approximately 12 Million Shares) which were voted in the Company's General Meeting dated 27.7.2016, it is more than likely that a person holding the proxy voted the votes of the "silent" ADSs. Furthermore, bearing in mind that the holdings of Shares in the Company are scattered and divided between numerous holders (and apart from Mr. Babecoff, there is only 1 Institutional shareholder which holds a bit more than 5% of the voting rights), the person so appointed by the Company will inevitably be classified as holding "the ability to direct the activity of the body corporate" and therefore is to be defined as a "Control Holder" within the meaning of such term under Article 268 of the Companies Law.

5.4.	The upshot of the above is that any votes made by the person appointed by way of proxy as aforesaid, by the Company, should be disregarded while computing the number of votes for or against the resolution in question.

5.5.	A holder of a voting right is entitled by law to vote in favor of a resolution, against it or abstain. An abstaining holder of a voting right has two ways to abstain: (a) to affirmatively inform his election to abstain (an "Active Abstainer"); or (b) to abstain passively by simply refraining from voting (a "Passive Abstainer"). Regardless of whether a holder of a voting right was an Active Abstainer or a Passive Abstainer, the fact of the matter remains that such holder has elected to abstain. This applies to the Company's Shareholders and the ADS holders alike. By granting the proxy, BNY Mellon, the Company. Its members of the Board of Directors and its Management are simply acting in contradiction to a Passive Abstainer's vote, most likely against his/her wish. The Passive Abstainer elected (willingly or not, it doesn't matter) to abstain and the aforementioned entities took the liberty of overruling such holder's abstention and voting such holder's right according to their own interests. This is obviously a fundamental breach of the duties of such persons, entities, organs towards all ADS Holders and in fact towards all Shareholders of the Company.

5.6.	Moreover, by reason of activating the process of the ADR proxy, the right to vote the shares held by the Depositary is supposedly and in effect, is handed to BNY Mellon which — upon the unilateral instruction of "the Company" is required to grant a proxy to a person elected by "the Company". It follows from the above that in effect BNY Mellon owns the right to vote the Shares for a glimpse second just to pass such right onwards, effectively, to the Company itself which, in turn, supposedly passes the "discretionary vote" to a person appointed by it. The ownership over Shares of the Company includes the right to vote such Shares. Thus one can deem such complex proxy mechanism as a temporary transfer of ownership of the Shares for the purpose of voting them in the Shareholders' Meeting. However, Article 308 of the Companies Law provides that in case a Company purchases its own Shares, such Shares shall be deemed as "Dormant Shares" and they will not afford any rights to the Company, including the right to vote such Shares. This, indeed, is the precise situation in question and the underlying reasoning for stripping off the voting right from Dormant Shares applies to the voting of the "silent ADSs" as well.

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5.7.	Whether the Company and/or BNY Mellon and/or the person holding the proxy are to be classified as "Control Holders" or whether the right to vote the Shares under the purported proxy are to be deemed "Dormant Shares", at any event, the use thereof is in breach of the Companies Law and is a severe breach by the members of the Board of Directors of their most fundamental duties towards the Company and its Shareholders.

5.8.	The Board of Directors, BNY Mellon, the person appointed by way of proxy, the CEO of the Company and the Company itself are hereby cautioned and made aware that any calculation of affirmative votes on the matters included on the agenda which takes into consideration any affirmative votes of the person appointed by way of proxy amounts to a negligent and wrongful act, a breach of duties of care and fiduciary duties of such office holder and a tortious action brought about intentionally.

6.	The Company is required to refrain from the appointment of a person to hold the proxy, due to the fact that "there is substantial shareholder opposition to the particular question." and because it will have "an adverse impact on our shareholders."

6.1.	The ADS Prospectus (p. 126) specifies the following:

"If we ask the depositary to solicit your instructions at least 30 days before the meeting date but the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions at to be voted upon unless we notify the depositary that:

● we do not wish to receive a discretionary proxy;

● there is substantial shareholder opposition to the particular question; or

● the particular question would have an adverse impact on our shareholders.

We are required to notify the depositary if one of the conditions specified above exists."

6.2.	In light of our arguments raised in Section 4 above, according to which the discretion granted to the Company to approach BNY Mellon vests solely with the Shareholders of the Company, and therefore we intend to approach BNY Mellon directly and instruct it to refrain from giving a discretionary proxy. Any approach to BNY Mellon by the Board of Directors and/or CEO or management of the Company in contradiction to our arguments in this Position Statement will be deemed a sever breach of duties by such approaching persons or entities.

6.3.	Furthermore, we intend to inform BNY Mellon (and the Board of Directors and the management of the Company are hereby demanded to approach BNY Mellon as well), and inform it that "there is substantial shareholder opposition" to certain issues to be resolved in the Shareholders' Meeting and to the actual exercise of the proxy provisions and therefore, they are to refrain from giving a discretionary proxy.

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6.4.	Moreover, the requirement for a "substantial shareholder opposition" could be met by either (a) the severity of the opposing arguments raised; or (b) the number of opposing shareholders or (c) the aggregate number of votes of the opposing shareholders; or (d) a combination of any of (a) - (c) above.

It is obvious, in this particular instance, that all of the above criteria demonstrating substantial opposition have been met; i.e.: (a) the opposing arguments are extremely severe; (b) the number of opposing shareholders is huge, especially if one compares this number to the number of shareholders who have voted in the past in any of its Shareholder's Meetings (we assume that other shareholders who are not undersigned will express their intention to vote and oppose the issues on the agenda, similarly to the oppositions indicated in this Position Statement); (c) The aggregate number of opposing votes is by far greater than the number of opposing votes in past Shareholders' Meetings and their expected percentage out of the shareholders intending to vote is expected to be more than substantial. Thus, it is concluded that each of the above mentioned indications demonstrates that the requirement for a "substantial shareholder opposition" has been met.

6.5.	In view of the above, each and all of the members of the Board of Directors, the CEO and the Management of the Company and the Company itself are hereby cautioned and demanded to immediately inform BNY Mellon to refrain from giving a discretionary proxy.

6.6.	Furthermore, it is evident from all of the abovementioned arguments that all of the proposed resolutions which are the subject matter of the undersigned's opposition as specified in this Position Statement, "would have an adverse impact on our shareholders", as quoted in Section 6.1 above.

7.	Appointment of Mrs. Michal Marom Brickman to the Board of Directors (Section 3.2 to the TASE Notice and Proposal 1 to the ADS Notice)

It is our opinion that with all due respect, Mrs. Brickman is far less suitable to hold a position of a Director in the Company than the proposal raised by a shareholder of the Company to appoint Mr. Ori Mor.

8.	Adoption of the Biondvax share option plan (Section 3.7 to the TASE Notice and Proposal 6 to the ADS Notice)

8.1.	It is our opinion that the CEO of the Company, Mr. Babecoff was recently awarded a generous option package (in case such resolution was conducted legitimately and without the use of a proxy to support it). Unfortunately, it appears that there were not enough options left in the option pool to support the granting of options to other employees, service providers, members of the Board of Directors etc.

8.2.	Though we usually support and are in favor of granting options to employees etc. as an incentive for their services, it appears that the Company's Compensation Committee and the Board of Directors acted in an irresponsible manner when granting such excessive number of options to Mr. Babecoff instead of distributing a major portion thereof to employees, service providers etc. in a more responsible manner.

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8.3.	Furthermore, it is unclear, if approved, whether the Compensation Committee and the Board of Directors will - once again – use such options for the purpose of granting yet another "option package" to Mr. Babecoff or any other person "related" to him.

8.4.	In view of the above, we oppose the abovementioned proposal

9.	Extension of Service Agreement between the Company and Mr. Babecoff (Section 3.9 to the TASE Notice and Proposal 8 to the ADS Notice)

9.1.	In addition to the elaborated argument opposing the extension of Mr. Babecoff's Service Agreement, as indicated in Section 2.3 above, we wish to further pinpoint as follows.

9.2.	Mr. Babecoff's performance in the past decade has caused the Company and its Shareholders severe loss and damage. Approximately 9 years ago the Company's Shares picked to 948.9 "Agura" (= 9.49 NIS) and throughout this period have systematically dropped to its recent (26.6.2016) all time low, valued at 31.5 "agura" (= 0.315 NIS). Currently, the share price is only "36 "Agura" and has "stabilized" in this approximated value for a long period of time. Shareholders of the Company have lost approximately 97%!!! of their Shares value from 2007 until today.

If this is not the most powerful and measurable indication for poor management by Mr. Babecoff then we fail to understand what is? In fact we are confident that such a performance parameter and similar relevant performance parameters were disregarded by the members of the Compensation Committee and the members of the Board of Directors in their past and current resolutions.

9.3.	In harsh contradiction to the above, Mr. Babecoff — with the unexplainable support of the Compensation Committee and the Board of Directors — vigorously acts with great persistence to improve his terms of employment, though such improved terms are far from reflecting professional and reasonable managerial performance based on objective standards..

9.4.	We further wish to remind you that on March 30th, 2016 the Company issued an immediate report based on which Mr. Babecoff "was investigated by the Israeli Securities Authority under warning". Furthermore, the said immediate report stated that the investigation of the Israeli Securities Authority was conducted "regarding certain shareholders' alleged use of internal information", without specifying the names of those alleged shareholders and more importantly, whether one of these "alleged shareholders" is in fact Mr. Babecoff himself. The fact that such investigation was conducted "under warning" means that the Israeli Securities Authority did not rule out the possibility of Mr. Babecoff's own possible criminal responsibility or potential offence.

9.5.	The Company did not provide information on this matter, nor is it clear whether the Directors were made aware of the facts underlying this unfortunate event. Based on written press publications released at the time, it seemingly appears that Mr. Babecoff has released to a friend of his certain inside information, based on which third parties have purchased shares and have supposedly made high profits.

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9.6.	According to the prospectus of the Company (p.126), Mr. Banecoff’s “service agreement may be terminated by us upon nine months prior written notice or immediately if terminated for cause (i.e., termination due to a material breach by Ron Executive Ltd. of its obligations under the employment agreement, a breach of trust, malfeasance or gross negligence by Ron Executive Ltd. and/or Dr. Babecoff; or the conviction of Ron Executive Ltd. and/or Dr. Babecoff of any felony)."

9.6.1.	it appears that all of the above reasons for immediate termination of Mr. Babecoff's service/employment agreements are possible scenarios that may occur under the actual circumstances. It is not only a theoretical question; rather it is a possible if not a likely development, which the Board of Directors was obliged to seriously and independently look into, evaluate and determine what measures should be taken in anticipation of a possible event in which legal proceedings will (possibly) be brought against Mr. Babecoff by the Israeli Securities Authority.

9.6.2.	Furthermore, the events which may trigger an immediate termination of Employment do not require a degree of proof of "without reasonable doubt" (which is demanded in criminal proceedings) or even as to the question of whether a criminal offence has been committed at all. The question relating to Mr. Babecoff's employment (and the possible immediate termination thereof) has to do with the questions of whether a "material breach of obligations" or a "breach of trust, malfeasance or gross negligence" have occurred or at least whether there are reasonable grounds, based on facts, for the occurrence thereof.

9.7.	We wish to unequivocally express our sincere hope and wishes that Mr. Babecoff will eventually be found to be innocent of any criminal offence and wish him much success in proving his innocence. Having said that, it is obvious that there is an inherent lack of clarity regarding the exercise of discretion and critical analysis of the Compensation Committee and the members of the Board of Directors inter alio, in the following matters:

9.7.1.	It is not clear whether the Compensation Committee and the Board of Directors have been made aware of the facts underlying the aforementioned event?

9.7.2.	Did the Compensation Committee and Board of Directors investigate the matter and look into it? Did they evaluate the possible consequences of this event? What were their substantiated conclusions?

9.7.3.	Did the Compensation Committee and Board of Directors receive a legal opinion on the matter? Did they receive an independent legal opinion on the matter?

9.7.4.	Were the above conclusions/legal opinion, if reached or received, taken into consideration when (a) recommending on the extension "under the same terms" of the employment agreement between the Company and Mr. Babecoff; and (b) when recommending on the amendment of the Company's Compensation Policy so as to apply to Mr. Babecoff.

9.7.5.	In what way did the Compensation Committee and Board of Directors of the Company take into consideration the events and actual facts leading to Mr. Babecoff's investigation, and in what way did the above organs of the Company consider the possibility that criminal proceedings might be brought against Mr. Babecoff or even — god forbid — Mr. Babecoff will be convicted?

14

9.7.6.	Furthermore, in what way did the Compensation Committee and Board of Directors of the Company investigate the possibility that Mr. Babecoff breached his contractual obligations towards the Company and what were the considerations for not taking action by the Board on the matter?

9.7.7.	Did the Compensation Committee and the Members of the Board of Directors of the Company take into account the potential possibility that criminal action might be brought against Mr. Babecoff and that there is a possibility that he has breached fundamental duties towards the Company? And if so, why do they think that it serves the benefit of the Company that his contract will be extended for 7 years and that he should receive 5 Million NIS compensation and 5% of the equity of the Company — on top of all the benefits that were recently and purportedly approved to him?

9.7.8.	Furthermore, we would be happy to further learn why does the Compensation Committee and the members of the Board of Directors think that if there is a possibility of potential proceedings being brought against Mr. Babecoff, how would the extension of the period of his employment agreement for 7 additional years will serve the benefit of the Company. We further wish to understand to understand the logic behind the Compensation Committee's and the Boards exercise of discretion when in fact they know that Mr. Babecoff's employment agreement includes a provision according to which the Company is required to give Mr. Babecoff a nine month notice period!!!, whilst Mr. Babecoff is only required to give a 3 month notice period for the termination of his employment agreement?

9.8.	It is apparent from all the above that the Compensation Committee and the members of the Board of Directors do not see any difference between safeguarding the interests of Mr. Babecoff and safeguarding the interests of the Company and its shareholders!!!. It is hereby reminded to members of the Compensation Committee and the Directors that they should safeguard the interests of the Company.

10.	Amendment of the Company's Compensation Policy (Section 3.10 to the TASE Notice and Proposal 9 to the ADS Notice)

10.1.	It is obvious that the true intention of this proposal is to apply it to Mr. Babecoff personally and not to "any Chief Executive Officer", especially when at the same Shareholders Meeting, the Compensation Committee and the members of the Board of Directors support and wish to pass a resolution to extend Mr. Babecoff's employment agreement for 7 additional years. Are they truly thinking today about the CEO who will possibly serve 7 or more years from now?

10.2.	Having said that, the support of the Compensation Committee and the members of the Board of Directors in such a drastic and harsh change in the Company's Compensation Policy is extremely peculiar and unreasonable, to say the least.

15

10.3.	Bearing in mind the said in Sections 2.3 and 9 above relating to possible criminal and legal proceedings being brought against Mr. Babecoff, it is highly unreasonable for the members of the Compensation Committee and the Board of Directors to intentionally support a resolutions which clearly serves and benefits the personal interests of Mr. Babecoff on account of and in direct contradiction with the interests of the Company and its Shareholders. This is the precise occasion when a Company is most in need of the legal and contractual flexibility which the current situation calls for.

10.4.	However, the members of the Compensation Committee and of the Board of Directors each and together think that even if — potentially — Mr. Babecoff has committed a criminal offence and even if he is charged (let alone convicted) of a criminal offence and even if he breached his duties to the Company and has severely and fundamentally infringed his contractual obligations - even then, the Company should compensate Mr. Babecoff with an additional compensation package on top of the highly generous compensations which he recently received of not less than 5 Million NIS and 5% of the Company's Shares (no purchase price is required). Indeed amazing!!! Is the Board of Directors interested to protect the interests of the Company or rather, as it strikingly seems; its real goal is to protect the interests of Mr. Babecoff on account of the Company.

10.5.	5 Million NIS is 1/9 of the Company's current market value which is equal in shares to - 11% of the Company. On top of this, an additional 5% of the Company's Shares are to be awarded to Mr. Babecoff. In short — the Board of Directors wishes to award over 16% of the current value of the Company to Mr. Babecoff not for his bad performance until now, but for the termination of his services. In practical terms, the intention of the Compensation Committee and the Board of Directors is to eliminate de facto any possibility whatsoever for the termination of Mr. Babecoff's employment with the Company, under any circumstances whatsoever. Is this not a clear indication for a total lack of judgement? Does the Board of Directors really distinguish between the legitimate interests of the Company and its Shareholders and the unexplainable personal interests of Mr. Babecoff? Furthermore, the Board of Directors is asked to explain why do they not view the award of the "poison pill" proposal a direct change in the terms of employment of Mr. Babecoff and how do they reconcile this material change with the declaration that Mr. Babecoff's terms of employment remain unchanged?

10.6.	Why are the members of the Compensation Committee and of the Board of Directors suddenly concerned with such an amendment of the Company's Compensation Policy? The Company is public almost a decade and its shares are scattered between many Shareholders, each holding very few shares. In fact Mr. Babecoff is the largest private Shareholder second to another Institutional Shareholders who holds less than 2% of Shares more than Mr. Babecoff? Why now?

10.7.	The answer is obvious, it is because Mr. Babecoff was recently investigated by the Israeli Securities Authority "under warning" "regarding certain shareholders' alleged use of internal information".

16

10.8.	It is apparent from all the above that the Compensation Committee and the members of the Board of Directors do not see any difference between safeguarding the interests of Mr. Babecoff and safeguarding the interests of the Company and its shareholders. It is hereby reminded to members of the Compensation Committee and the Directors that they should safeguard the interests of the Company.

10.9.	Furthermore, it is obvious that the Compensation Committee and the Board of Directors are attempting to camouflage their true intention behind the proposed change of the Company's Compensation Policy, i.e. to apply the proposed "poison pill" mechanism (5 Million NIS + 5% of Shares) on Mr. Babecoff. Had the Board of Directors proposed to apply the poison pill mechanism directly on Mr. Babecoff in the current Shareholders' Meeting, the affirmative vote of the Shareholders' would have been required in order to apply such poison pill mechanism to Mr. Babecoff's terms of employment (see Article 270(3) read together with Article 273(a) of the Companies Law). The affirmative vote of the Shareholders is mandatory to pass such resolution due to the fact that Mr. Babecoff currently serves both as a CEO and Director of the Company. However, if Mr. Babecoff will resign from his position as a Director (or forced to resign because the Israeli Securities Authority will demand such resignation or by reason of Article 226 of the Companies Law or Article 52b of the Securities Law dealing with insider information), the Compensation Committee and the Board of Directors will be able to apply the poison pill mechanism on Mr. Babecoff's terms of employment, even if the Shareholders will oppose such resolution. It seems that the Board of Directors and the Compensation Committee are planning a 2 step process: Step 1: Change the Company's Compensation Policy, even if the Majority of Shareholders will oppose such resolution; and Step 2: Mr. Babecoff will resign (or legally be forced to resign) from his position as Director, in which case the Compensation Committee and the Board of Directors will be free to apply the poison pill mechanism to Mr. Babecoff's employment contract, even if the shareholders will oppose such resolution in their Shareholders' Meeting.

10.10.	Indeed, if this is the true intention underlying the current attempt to amend the Company's Compensation Policy, it will obviously be done based on technical grounds in contradiction to the underlying fundamental principles of the Companies Law and also an act which might be contaminated with bad faith and breach of fiduciary duties of the Board of Directors towards the Company and its Shareholders.

10.11.	In view of the above and for additional reasons not specified herein, we oppose the amendment of the Company's Compensation Policy and urge the Compensation Committee and the Members of the Board of Directors to strike off from the Agenda such proposal and at any event avoid the adoption thereof, now and in future, whether it applies to "any CEO" or specifically to Mr. Babecoff.

10.12.	Furthermore, we call on the members of the Compensation Committee and of the Board of Directors that at any event, even if such amendment is adopted by them, to state that it should not and will not apply personally to Mr. Babecoff who serves, or at any time served, as a Director of the Company i.e. the provisions of the poison pill mechanism suggested to form part of the Company's Compensation Policy, should not apply to any CEO who also serves or served as a Director of the Company.

17

11.	The Company is hereby requested to send a copy of this Position Statement to the Israeli Securities Authority, to the American SEC, to BNY Mellon and personally to each of the Directors or senior office holders in the Company.

12.	Finally, the Board of Directors is hereby requested to address all issues, arguments and requests included in this Statement Position.

13.	We call on all Shareholders of the Company who had sight of this Position Statement, to send to the Company a supportive statement in which they will indicate their support, specifying the number of Shares held thereby, as evidenced by their "Share ownership" document.

14.	In no way Is this Position Statement intended to be exhaustive of all arguments against the proposed resolution or against the acts or omissions of the members of the Compensation Committee, members of the Board of Directors, including Mr. Babecoff, BNY Mellon, the person holding or who held in the past) the proxy and the management of the Company and the undersigned reserve all rights regarding the issues contained herein.

Sincerely Yours

/s/ Yuval Lev
Yuval Lev

Shareholder
037697943

18

11.	The Company is hereby requested to send a copy of this Position Statement to the Israeli Securities Authority, to the American SEC, to BNY Mellon and personally to each of the Directors or senior office holders in the Company.

12.	Finally, the Board of Directors is hereby requested to address all issues, arguments and requests included in this Statement Position.

13.	We call on all Shareholders of the Company who had sight of this Position Statement, to send to the Company a supportive statement in which they will indicate their support, specifying the number of Shares held thereby, as evidenced by their "Share ownership" document.

14.	In no way Is this Position Statement intended to be exhaustive of all arguments against the proposed resolution or against the acts or omissions of the members of the Compensation Committee, members of the Board of Directors, including Mr. Babecoff, BNY Mellon, the person holding or who held in the past) the proxy and the management of the Company and the undersigned reserve all rights regarding the issues contained herein.

Sincerely Yours,

Name	# of Shares	Signature

Zvi Pritch	110,518

19

11.	The Company is hereby requested to send a copy of this Position Statement to the Israeli Securities Authority, to the American SEC, to BNY Mellon and personally to each of the Directors or senior office holders in the Company.

12.	Finally, the Board of Directors is hereby requested to address all issues, arguments and requests included in this Statement Position.

13.	We call on all Shareholders of the Company who had sight of this Position Statement, to send to the Company a supportive statement in which they will indicate their support, specifying the number of Shares held thereby, as evidenced by their "Share ownership" document.

14.	In no way Is this Position Statement intended to be exhaustive of all arguments against the proposed resolution or against the acts or omissions of the members of the Compensation Committee, members of the Board of Directors, including Mr. Babecoff, BNY Mellon, the person holding or who held in the past) the proxy and the management of the Company and the undersigned reserve all rights regarding the issues contained herein.

Sincerely Yours,

Name	# of Shares	Signature

Guy Equity Opportunities LP	1,070,000
Guy Fund LP	420,771

20

11.	The Company is hereby requested to send a copy of this Position Statement to the Israeli Securities Authority, to the American SEC, to BNY Mellon and personally to each of the Directors or senior office holders in the Company.

12.	Finally, the Board of Directors is hereby requested to address all issues, arguments and requests included in this Statement Position.

13.	We call on all Shareholders of the Company who had sight of this Position Statement, to send to the Company a supportive statement in which they will indicate their support, specifying the number of Shares held thereby, as evidenced by their "Share ownership" document.

14.	In no way Is this Position Statement intended to be exhaustive of all arguments against the proposed resolution or against the acts or omissions of the members of the Compensation Committee, members of the Board of Directors, including Mr. Babecoff, BNY Mellon, the person holding or who held in the past) the proxy and the management of the Company and the undersigned reserve all rights regarding the issues contained herein.

Sincerely Yours,

Name	# of Shares	Signature
433,724

מיטב דש
טרייד.

אישור בעלות

שם החברה - ביונדווקס פרמצבטיקה בע"מ

חבר הבורסה - מיטב דש טרייד בע"מ

פרטי בעל/י מניה :
(אם היו מס' בעלים במשותף במניות יצוינו פרטיהם)

(1) שם בעל המניות : לב יובל
(2) בעל המניות הוא: יחיד

מס' ת.ז. – 37697943
אזרחות - ישראל

(3) המועד שלגביו ניתן אישור הבעלות: 25.08.2016

פרטים על הנייר

(1) שם הנייר – ביונדווקס
(2) מספרו בבורסה – 1105204
מספר ע.נ. – 40,493
(3) סוג - מניה

חתימת חבר הבורסה : מיטב דש טרייד בע"מ
תאריך: 08.09.2016

מיטב דש טרייד בע"מ
מגדל צ'מפיון, דרך ששת הימים 30 בני ברק, ת.ד. 2442 ב"ב 5112302 | לפרטים נוספים: 3366* | www.meitavtrade.co.il

בנק הפועלים בע"מ
סניף 282

אישור בעלות

שם החברה	**ביונדווקס פרמצבטיקה בע"מ**
מספר החברה	

פרטי בעל/י המניות

שם בעל המניות	**גיא פאנד שותפות מוגבלת**
מס' רישום	**550248512**
מדינת ההתאגדות	**ישראל**
המועד שלגביו ניתן אישור	**25.08.2016**
שם נייר הערך	**ביונדווקס**
מספר נייר הערך בבורסה	**1105204**
כמות ע.נ. בנייר במועד שלגיו ניתן אישור	**420,771**
סוג נייר הערך	**מ"ר**

בנק הפועלים בע"מ

חתימת המורשים

תאריך : 07.09.2016

TOTAL P.01

05/09/2016

אישור בעלות

[redacted]

פרטי בעלי המניות

(1) שם המחזיק: [redacted] שותפות מוגבלת

(2)מספר רישום תאגיד: 550256341

מדינת התאגדות: ישראל

(3) המועד שלגביו ניתן אישור הבעלות: 25/08/2016

פרטים על המניות

(1) שם נייר ערך: ביונדוקס פרמצבטיקה

מספר בורסה: 1105204

(2) מספר מניות: 1,070,000.00

(3) סוג המניות:

בנק הפועלים בע"מ
סניף מרכז עסקים
מורשה חתימה 1

מורשה חתימה 2

בנק הפועלים בע"מ
עמוד: 1 מתוך: 1
ללקוח 0000090000/0002-0005
05-SEP-2016 15:52 FROM 972 3 5674055 TO 036014726 P.01/01

בנק הפועלים
bank hapoalim

28/08/2016

אישור בעלות

[redacted] מספר החברה: 513436105 [redacted]

פרטי בעלי המניות

(1) [redacted]
(2) מספר זהות: 57417396

(3) המועד שלגביו ניתן אישור הבעלות: 25/08/2016

פרטים על המניות

(1) שם נייר ערך: ביונדוקס פרמצבטיקה — מספר בורסה: 1105204
(2) מספר מניות: 433,724.00 — (3) סוג המניות:

בנק הפועלים בע"מ
סניף מונטיפיורי 781
רח' מונטיפיורי 39, ת"א

מורשה חתימה 1 — מורשה חתימה 2

10.01.057001

בנק הפועלים בע"מ — עמוד: 1 מתוך: 1 — ללקוח — 000000009/0002-0005
28-AUG-2016 09:22 FROM BANK HAPOALIM ID 6014085 P.01